                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

       RESULT OF TAKEOVER BID FOR SHARES OF OVERSEAS PETROLEUM CORPORATION



                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  February 22, 2005



Commission File Number     09929



                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  x    Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes      No  x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 22, 2005

                                                        MITSUI & CO., LTD.


                                               By:  /s/ Tasuku Kondo
                                                  ------------------------------
                                                 Name:  Tasuku Kondo
                                                 Title: Executive Director
                                                        Executive Vice President
                                                        Chief Financial Officer


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                                                               February 22, 2005

                                                               Mitsui & Co., Ltd
For Immediate Release

To whom it may concern


       Result of Takeover Bid for Shares of Overseas Petroleum Corporation

Mitsui & Co., Ltd. (Mitsui) is pleased to announce that it has successfully acquired shares of Overseas Petroleum Corporation ("OPC") through a takeover bid ("TOB") as follows.


1. DETAILS OF THE TOB

     1)   Outline of the Target Company

           Name:                        Overseas Petroleum Corporation

           Location:                    Tokyo, Japan

           Main Business:               Acquiring oil and natural gas interests,
                                        investing in E&P and development, and
                                        providing services for crude oil sales

           Date of Establishment:       March, 1970

           Paid-in Capital:             32,016 million yen
                                        (as of end of September, 2004)

     2)   Type of Stock acquired:       Common stock

     3)   Duration of the TOB:          From January 26, 2005 to
                                        February 21, 2005 (27 days)

     4)   TOB price:                    60 yen per share

     5)   Number of Shares acquired:    60,399,156 shares

     6)   Number of Shares held by Mitsui before and after the TOB:

          (1) Before the TOB:           1,426,316 shares (2.23% of total)

          (2) After the TOB:            61,825,472 shares (96.55%)

2. INFLUENCE ON MITSUI'S CONSOLIDATED RESULTS

As a result of the TOB, OPC will become a subsidiary of Mitsui. Mitsui expects that the influence on the consolidated results accompanied by the TOB will be insignificant.




                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.
                                           Corporate Communications Division
                                             Tel: +81-3-3285-7564
                                           Investor Relations Division
                                             Tel: +81-3-3285-7910